March 25, 2009

British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Dear Sirs:

Re:

USA Video Interactive Corp. (the “Company”)

Notice Pursuant to NI 51-102 – Change of Auditor

As required by the National Instrument 51-102 and in connection with our termination as auditor of the Company as of March 25, 2009, we have reviewed the information contained in the Company’s Notice of Change of Auditor, dated March 25, 2009, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours truly,

“Kevin M. Londergan”

Kevin M. Londergan, CPA

Audit Partner

GLO CPAs, LLP